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                  SAVINGS INCENTIVE MATCH PLAN FOR EMPLOYEES
                  INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT


The Certificate of Participation under the annuity contract (your "Certificate") is changed as set out below to add provisions for a SIMPLE Individual Retirement Annuity.

   APPLICABLE TAX LAW RESTRICTIONS. The annuity contract is intended to receive contributions under a Savings Incentive Match Plan for Employees of Small Employers ("SIMPLE IRA plan") that qualifies under Internal Revenue Code ("IRC") Section 408(p). It is restricted as required by federal tax law. We may change the terms of the annuity contract and your Certificate, or administer the annuity contract and your interest in it, at any time as needed to comply with that law. Any such change may be applied retroactively.

   EXCLUSIVE BENEFIT. Your interest in the annuity contract is established for the exclusive benefit of you and your beneficiaries. Your interest in the annuity contract is nonforfeitable.

   NON-PARTICIPATING. The annuity contract does not pay dividends or share in our surplus.

   NO ASSIGNMENT OR TRANSFER. You cannot assign, sell, or transfer your interest in the annuity contract. You cannot pledge it to secure a loan or the performance of an obligation, or for any other purpose. The only exceptions to these rules are:
1) all or part of your interest in the annuity contract may be transferred to a spouse or former spouse under a divorce or separation instrument described in IRC Section 71(b)(2)(A); and
2) you may designate another person to receive payments with you based on joint lives or joint life expectancies, but any such designation shall not give that other person any present rights under the annuity contract during your lifetime.

   CONTRIBUTIONS. The annuity contract does not require fixed premiums, purchase payments, or other contributions, but we may decline to accept any contribution of less than $50. Your interest in the annuity contract will not lapse if you do not make contributions. Your interest in the annuity contract will remain subject to cancellation under any involuntary surrender or termination provision of the annuity contract; provided, however, that in no event shall any such cancellation occur unless, at a minimum, contributions for you have not been made for at least two full years and the value of your interest in the annuity contract (increased by any guaranteed interest) would provide a benefit at age 70-1/2 of less than $20 a month under the regular settlement option.

   All contributions to us must be made in cash BY CHECK OR MONEY ORDER MADE PAYABLE TO US.

   The annuity contract will only accept contributions made by an employer under a SIMPLE IRA plan that meets the requirements of IRC Section 408(p), and rollover contributions or transfers from another SIMPLE IRA owned by you. No other contributions to the annuity contract will be accepted.


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   ANNUAL  REPORT.  Following the end of each calendar  year, we will send you a report concerning the status of your interest in the annuity contract. This report will include (i) the amount of all regular contributions received for you during or after the calendar year which relate to such calendar year,
   (ii) the amount of all rollover contributions received for you during such calendar year, (iii) the contract value(s) of your interest determined as of the end of such calendar year, and (iv) such other information as may be required under federal tax law.

   If contributions to the annuity contract are paid directly by your employer under a SIMPLE IRA plan, we will provide your employer with the summary description required by IRC Section 408(l)(2)(B).

   DESIGNATED FINANCIAL INSTITUTION. If we are the designated financial institution for your employer's SIMPLE IRA plan, as defined in IRC Section 408(p)(7), then you may direct that contributions paid on your behalf be transferred to another qualified SIMPLE IRA without cost or penalty, provided that you elect such a transfer either before the beginning of the calendar year to which such contribution relates or within the 60-day election period which includes the date you first become eligible to participate in the SIMPLE IRA plan.

   LIMITS ON ROLLOVERS AND TRANSFERS; ADDITIONAL TAXES. During the first two years that you participate in the SIMPLE IRA plan of your employer, any rollover or transfer otherwise permitted under the annuity contract must be made to another SIMPLE IRA owned by you. In some cases, any distribution to you during this two-year period may be subject to a twenty-five percent additional penalty tax if you do not roll over the amount distributed into a SIMPLE IRA. After the end of this two-year period, a rollover or transfer otherwise permitted under the annuity contract may be made to any IRA owned by you that is qualified under IRC Section 408(a), (b), or (p).

   REQUIRED MINIMUM DISTRIBUTIONS DURING LIFE. The Required Beginning Date for distributions of your interest in the annuity contract is April 1 following the calendar year in which you reach age 70-1/2. No later than the Required Beginning Date:
1)    your entire interest in the annuity contract must be paid in full; or
2) distributions of your interest in the annuity contract must begin in the form of periodic payments made at least annually (i) for your life or as joint and survivor payments to you and one other individual, or
         (ii) over a period certain not to exceed your life expectancy or the joint and last survivor expectancy of you and one other individual designated to receive any remaining payments after your death, with payments which do not increase or increase only as provided in Q&A F-3 of Section 1.401(a)(9)-1 of the Proposed Income Tax Regulations.

   All distributions made hereunder shall be made in accordance with the requirements of IRC Section 401(a)(9), including the incidental death benefit requirements of IRC Section 401(a)(9)(G), and the regulations thereunder, including the minimum distribution incidental benefit requirements of Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.

   Life expectancies are computed using the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. The life expectancies of you and your spouse shall be recalculated annually unless periodic payments for a fixed period begin irrevocably (subject to acceleration) by the Required Beginning Date. The life expectancy of any other individual may not be recalculated. Any life expectancy which is not being recalculated shall be determined using the attained age of the individual in the calendar year in which you reach age 70-1/2 or in any earlier year in which payments begin irrevocably, and any payment calculations for subsequent years shall be based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year such life expectancy was first determined.


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   REQUIRED  MINIMUM  DISTRIBUTIONS  AFTER DEATH.  If you die after the Required
   Beginning Date or after payments begin irrevocably (subject to acceleration), the remaining portion of your interest in the annuity contract must continue to be distributed at least as rapidly as under the method of distribution being used prior to your death.

   If you die before the Required Beginning Date and before payments begin irrevocably, your entire interest in the annuity contract must be paid either:
1)    in full by December 31 of the fifth calendar year after your death; or
2) over the life or over a period certain not greater than the life expectancy of the individual designated under the annuity contract to receive payments after your death with payments beginning by December 31 of the first calendar year after your death.
3)
   However, if your surviving spouse is the individual designated to receive your entire interest in the annuity contract, the starting date for payments under clause (2) above may be delayed to a date not later than December 31 of the calendar year in which you would have reached age 70-1/2. Alternatively, the annuity contract will be treated as the IRA of such spouse if he or she becomes Successor Owner of your interest, makes a rollover from your interest, or fails to receive distributions from your interest otherwise required by this provision. No contributions or rollover to your interest in the annuity contract may be made after your death unless your spouse becomes Successor Owner. In any case, if a surviving spouse dies before payments begin under this provision, then this provision shall apply upon the death of your spouse as if the spouse was the owner of your interest in the annuity contract.

   Life expectancy is computed using the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. For distributions beginning after your death, the life expectancy of your surviving spouse shall be recalculated annually unless periodic payments for a fixed period begin irrevocably (subject to acceleration) by the date payments are required to begin. The life expectancy of any other individual may not be recalculated. Any life expectancy which is not being recalculated shall be determined using the attained age of such individual in the calendar year in which payments are required to begin or in any earlier year in which payments begin irrevocably, and any payment calculations for subsequent years shall be based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first determined.

This is part of your Certificate. It is not a contract. It changes your Certificate only as and to the extent stated. In all cases of conflict with the other terms of your Certificate, the provisions of this Endorsement shall control.

      Signed for us at our office as of the date of issue.


                          Assistant Secretary Executive
                                 Vice President